UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Century Aluminum Company

(Exact name of registrant as specified in its charter)

Delaware	001-34474	13-3070826
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One South Wacker Drive

Suite 1000

Chicago

Illinois 60606

(Address of principal executive offices)

John DeZee

(312) 696-3101

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _____.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

On May 2, 2023, the registrant’s wholly-owned subsidiary, Century Aluminum Jamaica Holdings, Inc., completed the acquisition of all the outstanding share capital of General Alumina Holdings Limited, the holder of a 55% interest in Jamalco JV (“Jamalco”), an unincorporated joint venture engaged in bauxite mining and alumina production in Jamaica.  Pursuant to Item 2.01(b)(2) of Form SD, the registrant will not commence reporting the information required under Rule 13q-1 until the submission of its Form SD for the fiscal year ended December 31, 2024.

Section 3 - Exhibits

Item 3.01 Exhibits

Not applicable.

The following exhibit is filed as part of this report:

Exhibit Number	Description
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY ALUMINUM COMPANY

Date: September 27, 2024	By:	/s/ John DeZee
		Name:	John DeZee
		Title:	Executive Vice President, General Counsel and Secretary